EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Earnings per common share - basic
Net income	$621	$764	$1,307	$1,907

Weighted average common shares outstanding	2,468,988	2,490,045	2,473,422	2,497,666

Earning per common share	$0.25	$0.31	$0.53	$0.76

Earnings per common share – diluted
Net income	$621	$764	$1,307	$1,907

Weighted average common shares outstanding – basic	2,468,988	2,490,045	2,473,422	2,497,666
Effect of dilutive securities - stock options and unvested restricted stock	29,571	69,462	34,144	72,104
Weighted average shares outstanding – diluted	2,498,559	2,559,507	2,507,566	2,569,770

Earning per common share	$0.25	$0.30	$0.52	$0.74